Exhibit 99.3

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Delivers Further Acquisition Proposal to UEX

Toronto, ON – August 9, 2022 – Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) has made a further proposal (an “Acquisition Proposal”) to acquire all of the issued and outstanding shares of UEX Corporation (“UEX”). Under the terms of the Acquisition Proposal, UEX shareholders would receive 0.32 shares of Denison in exchange for each share of UEX held, which represents an implied purchase price of $0.51 per UEX share, on a spot basis, as of the market close on August 8, 2022.

Denison's Acquisition Proposal represents a 7% premium to the price implied by the amended arrangement agreement between UEX and Uranium Energy Corp. (“UEC”) dated August 5, 2022 (the “Amended UEC Agreement”) based on the one-day volume weighted average price on August 8, 2022, and a 9% premium to the 20-day volume weighted average price implied by the Amended UEC Agreement.

David Cates, President & CEO of Denison, commented: “Following the expiration of our previous acquisition proposal, which equated to a premium over the Amended UEC Agreement on a 10- and 20-day volume weighted average price basis, and after internal discussions, including with our legal and financial advisors, Denison decided to make a further premium acquisition proposal to UEX.

The success of this offer is subject to the board of UEX determining that it is superior to the Amended UEC Agreement and is also subject to UEC’s five-day right to match. We note that on August 5th, UEC increased its offer in response to Denison’s superior acquisition proposal of July 22nd, and that the UEX board of directors concluded that the amended terms offered by UEC constituted a matching offer – despite the fact it implied a lower UEX price from the perspective of premiums over normalized trading periods.

In making this further offer, we recognize that UEC remains in the ‘driver’s seat’ through its right to match, and that our offer may not ultimately prevail.

That said, we believe that the UEX assets are so complementary to our own portfolio and Athabasca Basin specialization that it would be short-sighted not to afford another opportunity for both Denison and UEX shareholders to prosper from this combination.”

In order for the UEX board of directors to consider if the Acquisition Proposal constitutes a “Superior Proposal” under the Amended UEC Agreement, UEX announced that it has postponed the special meeting of UEX securityholders, originally scheduled for August 9, 2022, to August 15, 2022.

Denison’s Acquisition Proposal is conditional on UEX terminating the Amended UEC Agreement, which will require the UEX board of directors to assess (i) the Acquisition Proposal to be a “Superior Proposal” and (ii) that UEC has failed to match in accordance with the terms of the Amended UEC Agreement.

UEX has been provided with a set of definitive documents to give effect to the Acquisition Proposal on a binding basis, and the parties would be in a position to complete the transaction without undue delay. After UEX determined that Denison’s prior offer of July 22, 2022 constituted a “Superior Proposal” (as defined in the Amended UEC Agreement), UEX and Denison negotiated and settled the terms of the necessary agreements. Additionally, the definitive documents have already been approved by the Denison board of directors.

As outlined previously, an acquisition of UEX by Denison has the potential to yield multiple benefits:

●
Consolidation of 100% ownership of Wheeler River – Wheeler River is host to the high-grade Phoenix and Gryphon uranium deposits and represents the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region. The Company is actively advancing the Phoenix deposit, which is proposed as a low-cost ISR mining operation, through the environmental assessment and feasibility study processes. The results from the Pre-Feasibility Study completed for Wheeler River suggest that Phoenix has the potential to be one of the lowest cost uranium mining operations in the world. Denison currently has an effective 95% interest in Wheeler River.

●
Consolidation of 100% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) – JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%). Denison currently has a 50% ownership interest in JCU.

●
Project portfolio suited to Denison’s abundant in-house expertise – Denison has a Saskatoon-based technical team with abundant in-house expertise in the areas of exploration, project development, engineering, metallurgy, mining, plant operations, permitting and regulatory affairs, that is well suited to extract the maximum value possible, for our shareholders, from uranium exploration or development assets situated in the Athabasca Basin region.

While Denison is prepared to move ahead with the Acquisition Proposal on an expedited basis, UEC retains its right to match under the Amended UEC Agreement and there can be no assurance that a definitive agreement or any other agreement relating to the Acquisition Proposal will be entered into by UEX or that the Acquisition Proposal, and any transactions related thereto or any other similar transaction, will be approved or consummated by the board or shareholders of UEX. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.01% interest in the Tthe Heldeth Túé ('THT’, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Denison's exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates                                          (416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald                                      (416) 979-1991 ext 242
Executive Vice President and Chief Financial Officer

Follow Denison on Twitter                 @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the existence and terms of the Acquisition Proposal, including the conditions and other rights and obligations of the parties and any potential benefits of such a transaction; UEX’s announcement of the postponement of its shareholder meeting and the anticipated date thereof; expectations with respect to the terms of the Amended UEC Agreement and the parties’ rights and obligations thereunder; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the conditions to the transactions may not be satisfied or the parties may negotiate terms materially different than disclosed herein. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Annual Information Form dated March 25, 2022 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.